SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

MEDICAL BILLING ASSISTANCE, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

58450Q105
(CUSIP Number)

Michael West
16325 East Dorado Ave.
Centennial, Colorado 80111
(303) 667-6411
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 9, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58450Q105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael West

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
None
6.	Citizenship or Place of Organization – USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 8,216,500

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power - 8,216,500

	10	Shared Dispositive Power –-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person – 8,216,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 86.5%

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This statement on Schedule 13D relates to the shares of the common stock $0.001 par value (the AShares@) of Medical Billing Assistance, Inc., a Colorado corporation (the "Company").  The address of the Company's principal executive office is 16325 East Dorado Ave., Centennial, Colorado 80111.

Item 2. Identity and Background
(a)	This statement is being filed on behalf of Michael West (the "Reporting Person"). The Reporting Person is taking the action discussed herein.

(b)	The business address of the Reporting Person is 16325 East Dorado Ave., Centennial, Colorado 80111.

(c)	The Reporting Person is a natural person.

(d)	The Reporting Person has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person has not, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation by it with respect to such laws.

(f)	The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration
The source of funds for the activity disclosed herein was a cash investment into the Company and a transfer of assets.

Item 4. Purpose of Transaction
On June 30, 2007, Michael West acquired 8,000,000 common shares in exchange for 100% of the capital stock of I.V. Services Ltd., Inc., a Florida corporation engaged in providing billing services to the medical community. I.V. Services Ltd., Inc. was incorporated in the State of Florida on September 28, 1987.  Also on June 30, 2007, Mr. West acquired 216,500 common shares at a price of $0.001 for cash, property, or past services valued at $0.001 per share. There are no current agreements to sell any common shares.

The Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Exchange Act Schedule 13D.

Item 5. Interest in Securities of the Issuer
(a)	The Reporting Person is the record and beneficial owner of 8,216,500 shares of common shares, constituting approximately 85.6% of the common shares currently issued and outstanding.

(b)	The Reporting Person has sole voting power with respect to 8,216,500 common shares.

(c)	The Reporting Person has not engaged in any transactions with respect to the common shares during the past 60 days.

(d)	No other person has a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's securities.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issues

The Reporting Person has not entered into any contractual relationships with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:	June 9, 2009
Signature	/s/ Michael West
Name:	Michael West

End of Filing